UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Radius Health, Inc.

(Name of Issuer)

Common Stock, $.0001 par value

(Title of Class of Securities)

None

(CUSIP Number)

Scott Halsted
475 Sansome Street, Suite 1850
San Francisco, CA 94111
415-773-2080

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 17, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). OBP IV – Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware Limited Liability Company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,528,584 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,528,584 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,528,584 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
__________________
* This percentage is calculated based upon 16,046,894 shares of outstanding Common Stock, which consists of: (i) 555,594 shares of Common Stock and (ii) an aggregate of 15,491,300 shares of Common Stock issuable upon conversion of outstanding Preferred Stock, outstanding as of May 17, 2011 following completion of the Merger (as defined below) as disclosed in the Issuer’s Current Report on Form 8-K, filed with the SEC on May 23, 2011. Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, which requires that only the outstanding shares of Common Stock and shares issuable upon conversion of derivative securities held by the Reporting Person (i.e., 1,513,260 shares of Common Stock issuable upon conversion of preferred stock), it would result in an applicable percentage of 73.9%.

Page 2 of 28 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). mRNA II – Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware Limited Liability Company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,528,584 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,528,584 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,528,584 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
__________________
* This percentage is calculated based upon 16,046,894 shares of outstanding Common Stock, which consists of: (i) 555,594 shares of Common Stock and (ii) an aggregate of 15,491,300 shares of Common Stock issuable upon conversion of outstanding Preferred Stock, outstanding as of May 17, 2011 following completion of the Merger (as defined below) as disclosed in the Issuer’s Current Report on Form 8-K, filed with the SEC on May 23, 2011. Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, which requires that only the outstanding shares of Common Stock and shares issuable upon conversion of derivative securities held by the Reporting Person (i.e., 1,513,260 shares of Common Stock issuable upon conversion of preferred stock), it would result in an applicable percentage of 73.9%.

Page 3 of 28 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Oxford Bioscience Partners IV L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware Limited Partnership
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,364,834 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,364,834 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,364,834 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN
____________________
* This percentage is calculated based upon 16,046,894 shares of outstanding Common Stock, which consists of: (i) 555,594 shares of Common Stock and (ii) an aggregate of 15,491,300 shares of Common Stock issuable upon conversion of outstanding Preferred Stock, outstanding as of May 17, 2011 following completion of the Merger (as defined below) as disclosed in the Issuer’s Current Report on Form 8-K, filed with the SEC on May 23, 2011. Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, which requires that only the outstanding shares of Common Stock and shares issuable upon conversion of derivative securities held by the Reporting Person (i.e., 1,349,510 shares of Common Stock issuable upon conversion of preferred stock), it would result in an applicable percentage of 71.6%.

Page 4 of 28 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). mRNA Fund II L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware Limited Partnership
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,364,834 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,364,834 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,364,834 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN
____________________
* This percentage is calculated based upon 16,046,894 shares of outstanding Common Stock, which consists of: (i) 555,594 shares of Common Stock and (ii) an aggregate of 15,491,300 shares of Common Stock issuable upon conversion of outstanding Preferred Stock, outstanding as of May 17, 2011 following completion of the Merger (as defined below) as disclosed in the Issuer’s Current Report on Form 8-K, filed with the SEC on May 23, 2011. Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, which requires that only the outstanding shares of Common Stock and shares issuable upon conversion of derivative securities held by the Reporting Person (i.e., 1,349,510 shares of Common Stock issuable upon conversion of preferred stock), it would result in an applicable percentage of 71.6%.

Page 5 of 28 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). OBP Management IV L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware Limited Partnership
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,364,834 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,364,834 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,364,834 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN
____________________
* This percentage is calculated based upon 16,046,894 shares of outstanding Common Stock, which consists of: (i) 555,594 shares of Common Stock and (ii) an aggregate of 15,491,300 shares of Common Stock issuable upon conversion of outstanding Preferred Stock, outstanding as of May 17, 2011 following completion of the Merger (as defined below) as disclosed in the Issuer’s Current Report on Form 8-K, filed with the SEC on May 23, 2011. Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, which requires that only the outstanding shares of Common Stock and shares issuable upon conversion of derivative securities held by the Reporting Person (i.e., 1,349,510 shares of Common Stock issuable upon conversion of preferred stock), it would result in an applicable percentage of 71.6%.

Page 6 of 28 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Saints Capital Granite, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware Limited Partnership
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,528,584 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,528,584 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,528,584 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN
____________________
* This percentage is calculated based upon 16,046,894 shares of outstanding Common Stock, which consists of: (i) 555,594 shares of Common Stock and (ii) an aggregate of 15,491,300 shares of Common Stock issuable upon conversion of outstanding Preferred Stock, outstanding as of May 17, 2011 following completion of the Merger (as defined below) as disclosed in the Issuer’s Current Report on Form 8-K, filed with the SEC on May 23, 2011. Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, which requires that only the outstanding shares of Common Stock and shares issuable upon conversion of derivative securities held by the Reporting Person (i.e., 1,513,260 shares of Common Stock issuable upon conversion of preferred stock), it would result in an applicable percentage of 73.9%.

Page 7 of 28 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Saints Capital Granite, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware Limited Liability Company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,528,584 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,528,584 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,528,584 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
____________________
* This percentage is calculated based upon 16,046,894 shares of outstanding Common Stock, which consists of: (i) 555,594 shares of Common Stock and (ii) an aggregate of 15,491,300 shares of Common Stock issuable upon conversion of outstanding Preferred Stock, outstanding as of May 17, 2011 following completion of the Merger (as defined below) as disclosed in the Issuer’s Current Report on Form 8-K, filed with the SEC on May 23, 2011. Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, which requires that only the outstanding shares of Common Stock and shares issuable upon conversion of derivative securities held by the Reporting Person (i.e., 1,513,260 shares of Common Stock issuable upon conversion of preferred stock), it would result in an applicable percentage of 73.9%.

Page 8 of 28 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Jonathan Fleming
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,364,834 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,364,834 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,364,834 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
____________________
* This percentage is calculated based upon 16,046,894 shares of outstanding Common Stock, which consists of: (i) 555,594 shares of Common Stock and (ii) an aggregate of 15,491,300 shares of Common Stock issuable upon conversion of outstanding Preferred Stock, outstanding as of May 17, 2011 following completion of the Merger (as defined below) as disclosed in the Issuer’s Current Report on Form 8-K, filed with the SEC on May 23, 2011. Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, which requires that only the outstanding shares of Common Stock and shares issuable upon conversion of derivative securities held by the Reporting Person (i.e., 1,349,510 shares of Common Stock issuable upon conversion of preferred stock), it would result in an applicable percentage of 71.6%.

Page 9 of 28 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Alan Walton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,364,834 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,364,834 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,364,834 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
____________________
* This percentage is calculated based upon 16,046,894 shares of outstanding Common Stock, which consists of: (i) 555,594 shares of Common Stock and (ii) an aggregate of 15,491,300 shares of Common Stock issuable upon conversion of outstanding Preferred Stock, outstanding as of May 17, 2011 following completion of the Merger (as defined below) as disclosed in the Issuer’s Current Report on Form 8-K, filed with the SEC on May 23, 2011. Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, which requires that only the outstanding shares of Common Stock and shares issuable upon conversion of derivative securities held by the Reporting Person (i.e., 1,349,510 shares of Common Stock issuable upon conversion of preferred stock), it would result in an applicable percentage of 71.6%.

Page 10 of 28 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Scott Halsted
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,528,584 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,528,584 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,528,584 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
____________________
* This percentage is calculated based upon 16,046,894 shares of outstanding Common Stock, which consists of: (i) 555,594 shares of Common Stock and (ii) an aggregate of 15,491,300 shares of Common Stock issuable upon conversion of outstanding Preferred Stock, outstanding as of May 17, 2011 following completion of the Merger (as defined below) as disclosed in the Issuer’s Current Report on Form 8-K, filed with the SEC on May 23, 2011. Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, which requires that only the outstanding shares of Common Stock and shares issuable upon conversion of derivative securities held by the Reporting Person (i.e., 1,513,260 shares of Common Stock issuable upon conversion of preferred stock), it would result in an applicable percentage of 73.9%.

Page 11 of 28 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). David P. Quinlivan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,528,584 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,528,584 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,528,584 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
____________________
* This percentage is calculated based upon 16,046,894 shares of outstanding Common Stock, which consists of: (i) 555,594 shares of Common Stock and (ii) an aggregate of 15,491,300 shares of Common Stock issuable upon conversion of outstanding Preferred Stock, outstanding as of May 17, 2011 following completion of the Merger (as defined below) as disclosed in the Issuer’s Current Report on Form 8-K, filed with the SEC on May 23, 2011. Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, which requires that only the outstanding shares of Common Stock and shares issuable upon conversion of derivative securities held by the Reporting Person (i.e., 1,513,260 shares of Common Stock issuable upon conversion of preferred stock), it would result in an applicable percentage of 73.9%.

Page 12 of 28 Pages

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Kenneth B. Sawyer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,528,584 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,528,584 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,528,584 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
____________________
* This percentage is calculated based upon 16,046,894 shares of outstanding Common Stock, which consists of: (i) 555,594 shares of Common Stock and (ii) an aggregate of 15,491,300 shares of Common Stock issuable upon conversion of outstanding Preferred Stock, outstanding as of May 17, 2011 following completion of the Merger (as defined below) as disclosed in the Issuer’s Current Report on Form 8-K, filed with the SEC on May 23, 2011. Because shares of Preferred Stock vote together with Common Stock on an as-converted basis, such percentage reflects the Reporting Person’s voting percentage of the Issuer’s outstanding capital stock. If the percentage calculation was calculated in accordance with Rule 13d-3(d)(1) promulgated under the Exchange Act, which requires that only the outstanding shares of Common Stock and shares issuable upon conversion of derivative securities held by the Reporting Person (i.e., 1,513,260 shares of Common Stock issuable upon conversion of preferred stock), it would result in an applicable percentage of 73.9%.

Page 13 of 28 Pages

Schedule 13D

Item 1.              Security and Issuer.

This statement relates to the Common Stock, $.0001 par value (the “Common Stock”) of Radius Health, Inc. (the “Issuer”) having its principal executive office at 201 Broadway, 6th Floor, Cambridge, MA 02139.

Item 2.              Identity and Background.

This statement is being filed by OBP IV – Holdings LLC (“OBP IV”); mRNA II – Holdings LLC (“mRNA II”); Oxford Bioscience Partners IV L.P. (“OBP LP”), which is a member of OBP IV; mRNA Fund II L.P. (“mRNA LP”), which is a member of mRNA II; Saints Capital Granite, L.P. (“Saints LP”), which is a member of both OBP IV and mRNA II; OBP Management IV L.P. (“OBP Management IV”), which is the sole general partner of each of OBP LP and mRNA LP; Saints Capital Granite, LLC (“Saints LLC”), which is the sole general partner of Saints LP; Jonathan Fleming (“Fleming”), who is an individual general partner of OBP Management IV; Alan Walton (“Walton”), who is an individual general partner of OBP Management IV; Scott Halsted (“Halsted”), who is an individual manager of Saints LLC; David P. Quinlivan (“Quinlivan”), who is an individual manager of Saints LLC; and Kenneth B. Sawyer (“Sawyer”), who is an individual manager of Saints LLC.  OBP IV, mRNA II, OBP LP, mRNA LP, Saints LP, OBP Management IV, Saints LLC, Fleming, Walton, Halsted, Quinlivan and Sawyer are sometimes referred to collectively herein as the “Reporting Persons.”

The address of the principal business office of OBP IV, mRNA II, Saints LP, Saints LLC, Halsted, Quinlivan and Sawyer is 475 Sansome Street, Suite 1850, San Francisco, CA 94111.  The address of the principal business office of OBP LP, mRNA LP, OBP Management IV and Fleming is 222 Berkeley Street, Suite 1650, Boston, Massachusetts 02116.  The address of the principal business office of Walton is 191 Post Rd. West, Suite 69, Westport, Connecticut 06880.

The principal business of OBP IV, mRNA II, OBP LP, mRNA LP and Saints LP is to invest in growth-oriented businesses.  The principal business of OBP Management IV is to act as the general partner of OBP LP and mRNA LP.  The principal business of Saints LLC is to act as the general partner of Saints LP.  The principal business of Fleming and Walton is to manage the affairs of OBP Management IV and a number of affiliated entities with similar businesses.  The principal business of Halsted, Quinlivan and Sawyer is to manage the affairs of Saints LLC and a number of affiliated entities with similar businesses.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Each of OBP LP, mRNA LP, Saints LP and OBP Management IV is a limited partnership organized under the laws of the State of Delaware.  Each of OBP IV, mRNA II and Saints LLC is a limited liability company organized under the laws of the State of Delaware.  Each of Fleming, Walton, Halsted, Quinlivan and Sawyer is a United States citizen.

Item 3.              Source and Amount of Funds or Other Consideration.

Pursuant to an Agreement and Plan of Merger dated April 25, 2011 (the “Merger Agreement”), by and among MPM Acquisition Corp. (the “Company”), RHI Merger Corp., a Delaware corporation and wholly owned subsidiary of the Company (“MergerCo”), and Radius Health, Inc., a Delaware corporation (“Target”), MergerCo merged with and into Target, with Target remaining as the surviving entity and a wholly-owned operating subsidiary of the Company. This transaction is referred to as the “Merger.” The Merger was effective as of May 17, 2011, upon the filing of a certificate of merger with the Delaware Secretary of State.  At the effective time of the Merger (the “Effective Time”), the legal existence of

Page 14 of 28 Pages

MergerCo ceased and all of the shares of Target’s common stock, par value $.01 per share (the “Target Common Stock”), and shares of Target’s preferred stock, par value $.01 per share (the “Target Preferred Stock”), that were outstanding immediately prior to the Merger were cancelled and each outstanding share of Target Common Stock outstanding immediately prior to the Effective Time was automatically converted into the right to receive one share of the Company’s common stock and each outstanding share of Target Preferred Stock outstanding immediately prior to the Effective Time was automatically converted into the right to receive one-tenth of one share of the Company’s preferred stock as consideration for the Merger.

Following the Merger on May 17, 2011, the Company’s Board of Directors approved a transaction pursuant to which Target merged with and into the Company, leaving the Company (now the Issuer) as the surviving corporation (the “Short-Form Merger”). In connection with the Short-Form Merger, the Company relinquished its corporate name and assumed in its place the name “Radius Health, Inc.” The Short-Form and name change became effective on May 17, 2011, upon the filing of a Certificate of Ownership and Merger with the Delaware Secretary of State.

Following the Merger and the Short-Form Merger and assuming the conversion of all issued and outstanding shares of preferred stock of the Issuer, OBP IV (a shareholder of Target prior to the Merger and the Short-Form Merger) owns 1,513,413 shares of Common Stock (the “OBP IV Shares”), which includes 15,173 shares of Common Stock and 1,498,240 shares of Common Stock issuable to OBP IV upon the conversion of 16,213 shares of Issuer Series A-1 Preferred Stock, 108,628 shares of Issuer Series A-2 Preferred Stock and 24,983 shares of Issuer Series A-3 Preferred Stock.

Following the Merger and the Short-Form Merger and assuming the conversion of all issued and outstanding shares of preferred stock of the Issuer, mRNA II (a shareholder of Target prior to the Merger and the Short-Form Merger) owns 15,171 shares of Common Stock (the “mRNA II Shares” and, together with the OBP IV Shares, the “Shares”), which includes 151 shares of Common Stock and 15,020 shares of Common Stock issuable to mRNA II upon the conversion of 162 shares of Issuer Series A-1 Preferred Stock, 1,090 shares of Issuer Series A-2 Preferred Stock and 250 shares of Issuer Series A-3 Preferred Stock.

Item 4.              Purpose of Transaction.

OBP IV and mRNA II acquired the Shares for investment purposes.

Pursuant to the Series A-1 Convertible Preferred Stock Purchase Agreement by and among Target and certain investors listed on Schedule I thereto, dated as of April 25, 2011, and as amended on May 11, 2011(the “Purchase Agreement”), OBP IV and mRNA II committed to purchasing an aggregate of an additional 327,520 shares of Series A-1 from the Issuer in a series of private placements at a purchase price per share of $81.42 upon notice from the Issuer (the “Future Funding Obligations”). In the event that an investor does not timely and completely fulfill its Future Funding Obligation, all shares of preferred stock held by the investor will be automatically converted to Common Stock at the rate of one share of Common Stock for every ten shares of preferred stock and the Common Stock resulting from such conversion would then be subject to a repurchase right at par value in favor of the Issuer.

Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, any or all of the Reporting Persons may dispose of or acquire additional shares of the Issuer in compliance with applicable law.  Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)
Any other material change in the Issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

Page 15 of 28 Pages

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

Item 5.             Interest in Securities of the Issuer.

(a)
Assuming the conversion of all issued and outstanding shares of preferred stock of the Issuer, OBP IV is the record owner of the OBP IV Shares.  As members of OBP IV, OBP LP and Saints LP may also be deemed to own beneficially the OBP IV Shares.  As the general partner of OBP LP, OBP Management IV may be deemed to own beneficially the OBP IV Shares.  As the general partner of Saints LP, Saints LLC likewise may be deemed to own beneficially the OBP IV Shares.  As the individual general partners of OBP Management IV, each of Fleming and Walton also may be deemed to own beneficially the OBP IV Shares.  As the individual managers of Saints LLC, each of Halsted, Quinlivan and Sawyer also may be deemed to own beneficially the OBP IV Shares.  Notwithstanding the forgoing, none of OBP LP, OBP Management IV, Fleming or Walton may be deemed to own beneficially the shares of Common Stock issuable to OBP IV upon the conversion of 16,213 shares of Issuer Series A-1 Preferred Stock, as none of such Reporting Persons have the power to vote or to direct the vote or to dispose or to direct the disposition of such shares.

Assuming the conversion of all issued and outstanding shares of preferred stock of the Issuer, mRNA II is the record owner of the mRNA II Shares.  As members of mRNA II, mRNA LP and Saints LP may also be deemed to own beneficially the mRNA II Shares.  As the general partner of mRNA LP, OBP Management IV may be deemed to own beneficially the mRNA II Shares.  As the general partner of Saints LP, Saints LLC likewise may be deemed to own beneficially the mRNA II Shares.  As the individual general partners of OBP Management IV, each of Fleming and Walton also may be deemed to own beneficially the mRNA II Shares.  As the individual managers of Saints LLC, each of Halsted, Quinlivan and Sawyer also may be deemed to own beneficially the mRNA II Shares.  Notwithstanding the forgoing, none of mRNA LP, OBP Management IV, Fleming or Walton may be deemed to own beneficially the shares of Common Stock issuable to mRNA II upon the conversion of 162 shares of Issuer Series A-1 Preferred Stock, as none of such Reporting Persons have the power to vote or to direct the vote or to dispose or to direct the disposition of such shares.

By virtue of their relationship as affiliated entities, whose controlling entities have overlapping individual controlling persons, each of OBP IV, mRNA II, OBP LP and mRNA LP may be deemed to own beneficially the Shares; provided, however, that OBP LP may not be deemed to own beneficially the shares of Common Stock issuable to OBP IV upon the conversion of 16,213 shares of Issuer Series A-1 Preferred Stock, as it does not have the power to vote or to direct the vote or to dispose or to direct the disposition of such shares, and that mRNA LP may not be deemed to own beneficially the shares of

Page 16 of 28 Pages

Common Stock issuable to mRNA II upon the conversion of 162 shares of Issuer Series A-1 Preferred Stock, as it does not have the power to vote or to direct the vote or to dispose or to direct the disposition of such shares.

Percent of Class: See Line 13 of the cover sheets and the footnotes thereto.

Each of the Reporting Persons, except OBP IV in the case of the OBP IV Shares and mRNA II in the case of the mRNA II Shares, disclaims beneficial ownership of the Shares except to the extent of their pecuniary interest therein, if any.

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

See Line 7 of cover sheets.

(ii)	shared power to vote or to direct the vote:

See Line 8 of cover sheets.

(iii)	sole power to dispose or to direct the disposition:

See Line 9 of cover sheets.

(iv)	shared power to dispose or to direct the disposition:

See Line 10 of cover sheets.

(c)	Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Shares beneficially owned by any of the Reporting Persons.

(e)	Not Applicable.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Each of OBP IV and mRNA II is a party to the Amended and Restated Stockholders’ Agreement dated May 17, 2011, a form of which is attached as Exhibit 4.1 to the Issuer’s Form 8-K dated May 17, 2011 and filed with the Securities and Exchange Commission on May 23, 2011 and incorporated by reference herein.

Page 17 of 28 Pages

Item 7.              Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13D.

Exhibit 2 – Agreement and Plan of Merger dated April 25, 2011*

Exhibit 3 - Series A-1 Convertible Preferred Stock Purchase Agreement dated as of April 25, 2011**

Exhibit 4 - Amendment No. 1 to Series A-1 Convertible Preferred Stock Purchase Agreement dated as of May 11, 2011

Exhibit 5 – Amended and Restated Stockholders’ Agreement dated May 17, 2011**

*Incorporated by reference from the Issuer’s Form 8-K dated April 25, 2011 and filed with the Securities and Exchange Commission on April 29, 2011.

**Incorporated by reference from the Issuer’s Form 8-K dated May 17, 2011 and filed with the Securities and Exchange Commission on May 23, 2011.

Page 18 of 28 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:        May 27, 2011

OBP IV – HOLDINGS LLC

By:           OXFORD BIOSCIENCE PARTNERS IV L.P.

By:           OBP MANAGEMENT IV L.P.

By:           /s/ Jonathan Fleming
 Name: Jonathan Fleming
 Title: General Partner

By:           SAINTS CAPITAL GRANITE, L.P.

By:           SAINTS CAPITAL GRANITE, LLC

By:          /s/ Scott Halsted
Name: Scott Halsted
Title: Manager

MRNA II – HOLDINGS LLC

By:           MRNA FUND II L.P.

By:           OBP MANAGEMENT IV L.P.

By:          /s/ Jonathan Fleming
Name: Jonathan Fleming
Title: General Partner

By:           SAINTS CAPITAL GRANITE, L.P.

By:           SAINTS CAPITAL GRANITE, LLC

By:          /s/ Scott Halsted
Name: Scott Halsted
Title: Manager

OXFORD BIOSCIENCE PARTNERS IV L.P.

By:           OBP MANAGEMENT IV L.P.

By:          /s/ Jonathan Fleming
Name: Jonathan Fleming
Title: General Partner

Page 19 of 28 Pages

MRNA FUND II L.P.

By:           OBP MANAGEMENT IV L.P.

By:          /s/ Jonathan Fleming
Name: Jonathan Fleming
Title: General Partner

SAINTS CAPITAL GRANITE, L.P.

By:           SAINTS CAPITAL GRANITE, LLC

By:          /s/ Scott Halsted
Name: Scott Halsted
Title: Manager

OBP MANAGEMENT IV L.P.

By:          /s/ Jonathan Fleming
Name: Jonathan Fleming
Title: General Partner

SAINTS CAPITAL GRANITE, LLC

By:          /s/ Scott Halsted
Name: Scott Halsted
Title: Manager

/s/ Jonathan Fleming
Jonathan Fleming

/s/ Alan Walton
Alan Walton

/s/ Scott Halsted
Scott Halsted

/s/ David P. Quinlivan
David P. Quinlivan

/s/ Kenneth B. Sawyer
Kenneth B. Sawyer

Page 20 of 28 Pages

EXHIBIT 1
AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Radius Health, Inc.

EXECUTED this 27th day of May, 2011

OBP IV – HOLDINGS LLC

By:           OXFORD BIOSCIENCE PARTNERS IV L.P.

By:           OBP MANAGEMENT IV L.P.

By:          /s/ Jonathan Fleming
Name: Jonathan Fleming
Title: General Partner

By:           SAINTS CAPITAL GRANITE, L.P.

By:           SAINTS CAPITAL GRANITE, LLC

By:          /s/ Scott Halsted
Name: Scott Halsted
Title: Manager

MRNA II – HOLDINGS LLC

By:           MRNA FUND II L.P.

By:           OBP MANAGEMENT IV L.P.

By:          /s/ Jonathan Fleming
Name: Jonathan Fleming
Title: General Partner

By:           SAINTS CAPITAL GRANITE, L.P.

By:           SAINTS CAPITAL GRANITE, LLC

By:          /s/ Scott Halsted
Name: Scott Halsted
Title: Manager

OXFORD BIOSCIENCE PARTNERS IV L.P.

By:           OBP MANAGEMENT IV L.P.

By:          /s/ Jonathan Fleming
Name: Jonathan Fleming
Title: General Partner

Page 21 of 28 Pages

MRNA FUND II L.P.

By:           OBP MANAGEMENT IV L.P.

By:          /s/ Jonathan Fleming
Name: Jonathan Fleming
Title: General Partner

SAINTS CAPITAL GRANITE, L.P.

By:           SAINTS CAPITAL GRANITE, LLC

By:          /s/ Scott Halsted
Name: Scott Halsted
Title: Manager

OBP MANAGEMENT IV L.P.

By:          /s/ Jonathan Fleming
Name: Jonathan Fleming
Title: General Partner

SAINTS CAPITAL GRANITE, LLC

By:          /s/ Scott Halsted
Name: Scott Halsted
Title: Manager

/s/ Jonathan Fleming
Jonathan Fleming

/s/ Alan Walton
Alan Walton

/s/ Scott Halsted
Scott Halsted

/s/ David P. Quinlivan
David P. Quinlivan

/s/ Kenneth B. Sawyer
Kenneth B. Sawyer

Page 22 of 28 Pages

EXHIBIT 4

AMENDMENT NO. 1

TO

SERIES A-1 CONVERTIBLE PREFERRED

STOCK PURCHASE AGREEMENT

This AMENDMENT NO. 1 TO SERIES A-1 CONVERTIBLE PREFERRED STOCK PURCHASE AGREEMENT (this “Amendment No. 1”) is entered into as of the 11th day of May, 2011, to amend that certain Series A-1 Convertible Preferred Stock Purchase Agreement dated April 25, 2011, by and among Radius Health, Inc., a Delaware corporation (the “Corporation”) and each of the Investor parties named therein. Capitalized terms used but not defined herein shall have the meaning ascribed thereto in the Agreement.

WHEREAS, the parties to the Agreement  (the “Parties”) have entered into the Agreement for, among other things, the purchase and sale shares of the Corporation’s Series A-1 Preferred Stock;

WHEREAS, the Parties acknowledge and agree that it is in the best interest of the Parties to eliminate certain conditions precedent and subsequent to the Stage I Closing, Stage II Closing and the Stage III Closing, as set forth herein; and

WHEREAS, the Parties wish to amend the Agreement as set forth herein.

NOW, THEREFORE, in consideration of the agreements herein and in the Agreement and in reliance upon the representations and warranties herein and therein, the parties hereto, intending to be legally bound, hereby agree as follows:

1.           Section 7.1 of the Agreement is hereby amended by deleting Section 7.1 in its entirety and replacing it with the following:  “7.1   RESERVED. “

2.           Section 7.2 of the Agreement is hereby amended by deleting Section 7.2 in its entirety and replacing it with the following:  “7.2   RESERVED. “

3.           Section 7.3 of the Agreement is hereby amended by deleting Section 7.3 in its entirety and replacing it with the following:  “7.3   RESERVED. “

4.           Section 7.4 of the Agreement is hereby amended by deleting Section 7.4 in its entirety and replacing it with the following:  “7.4   RESERVED. “

5.           Section 7.5 of the Agreement is hereby amended by deleting Section 7.5 in its entirety and replacing it with the following:  “7.5   RESERVED. “

6.           Section 8 of the Agreement is hereby amended by deleting clause (c) thereof in its entirety, deleting “; and” in the sixth line thereof and inserting “and” in the fifth line immediately before “(b)”.

7.           The Agreement is hereby amended by deleting all references to the sections of the Agreement deleted in their entirety hereby.

8.           Except to the extent amended hereby, all of the definitions, terms, provisions and conditions set forth in the Agreement are hereby ratified and confirmed and shall remain in full force and effect.  The Agreement and this Amendment No. 1 shall be read and construed together as a single agreement and the term “Agreement” shall be deemed a reference to the Agreement as amended by this Amendment No. 1.  This Amendment No. 1 may be signed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall constitute but one and the same instrument.  In making proof of this Amendment No. 1 it shall not be necessary to produce or account for more than one such counterpart.

Page 23 of 28 Pages

IN WITNESS WHEREOF, the parties have executed under seal and delivered this Agreement as of the date first written above.

THE CORPORATION:

RADIUS HEALTH, INC.

By: _____________________________
Name: C. Richard Edmund Lyttle
Title: President

As an anticipated successor and assign to the Corporation under Section 16 hereof:

MPM ACQUISITION CORP.

By: _____________________________
Name: C. Richard Edmund Lyttle
Title: President

Page 24 of 28 Pages

INVESTORS:

BB Biotech Ventures II, L.P.

By:

By: _____________________________
Name:
Title:

BB Biotech Growth N.V.

By:

By: _____________________________
Name:
Title:

HEALTHCARE VENTURES VII, L.P.
By:  HealthCare Partners VII, L.P.
Its General Partner

By: _____________________________
Name:
Title:

HEALTHCARE PRIVATE EQUITY LIMITED PARTNERSHIP

By: _____________________________
Name:
Title:

Page 25 of 28 Pages

MPM BIOVENTURES III, L.P.

By:  MPM BioVentures III GP, L.P.,
its General Partner
By:  MPM BioVentures III LLC,
its General Partner

By: _____________________________
Name: Ansbert Gadicke
Title: Series A Member

MPM BIOVENTURES III-QP, L.P.

By:  MPM BioVentures III GP, L.P.,
its General Partner
By:  MPM BioVentures III LLC,
its General Partner

By: _____________________________
Name: Ansbert Gadicke
Title: Series A Member

MPM BIOVENTURES III GMBH & CO. BETEILIGUNGS KG

By:  MPM BioVentures III GP, L.P.,
in its capacity as the Managing
Limited Partner
By:  MPM BioVentures III LLC,
its General Partner

By: _____________________________
Name: Ansbert Gadicke
Title: Series A Member

Page 26 of 28 Pages

MPM BIOVENTURES III PARALLEL
FUND, L.P.

By:  MPM BioVentures III GP, L.P.,
its General Partner
By:  MPM BioVentures III LLC,
its General Partner

By: _____________________________
Name: Ansbert Gadicke
Title: Series A Member

MPM ASSET MANAGEMENT
INVESTORS 2003 BVIII LLC

By: _____________________________
Name: Ansbert Gadicke
Title: Series A Member

MPM BIO IV NVS STRATEGIC FUND, L.P.

By:           MPM BioVentures IV GP LLC,
its General Partner
By:           MPM BioVentures IV LLC,
its Managing Member

By: _____________________________
Name:  Ansbert Gadicke
Title:

SAINTS CAPITAL VI, L.P.,
a limited partnership

By:  Saints Capital VI LLC,
a limited liability company

By: _____________________________
Name:
Title:

Page 27 of 28 Pages

BROOKSIDE CAPITAL PARTNERS FUND, L.P.

By: _____________________________
Name:
Title:

The Breining Family Trust dated August 15, 2003

By: _____________________________
Name:
Title:

The Richman Trust dated 2/6/83

By: _____________________________
Name: Douglas D. Richman
Title: Co-Trustee

By: _____________________________
Name: Eva A. Richman,
Title: Co-Trustee

THE WELLCOME TRUST LIMITED, AS
TRUSTEE OF THE WELLCOME TRUST

By: _____________________________
Name:
Title:

______________________________
Dr. Raymond F. Schinazi

______________________________
H. Watt Gregory III

The David E. Thompson Revocable Trust

By: _____________________________
Name:
Title:

Page 28 of 28 Pages